SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

(Amendment No. 1)

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

American Medical Systems Holdings, Inc.

(Name of Subject Company (Issuer) and Filing Person (Offeror))

3.25% CONVERTIBLE SENIOR SUBORDINATED NOTES DUE 2036

(Title of Class of Securities)

02744M AA 6

(CUSIP Number of Class of Securities)

Anthony P. Bihl, III

President and Chief Executive Officer

American Medical Systems Holdings, Inc.

10700 Bren Road West

Minnetonka, Minnesota 55343

(952) 930-6000

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)

Copies to:

Charles K. Ruck Latham & Watkins LLP 650 Town Center Drive, Suite 2000 Costa Mesa, California 92626 Telephone: (714) 540-1235	Alan F. Denenberg Davis Polk & Wardwell LLP 1600 El Camino Real Menlo Park, California 94025 Telephone: (650) 752-2000

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$250,000,000	$13,950

*	Estimated solely for the purpose of determining the amount of the filing fee, based on the acquisition of a maximum of $250,000,000 aggregate principal amount of American Medical Systems Holdings, Inc.’s 3.25% Convertible Senior Subordinated Notes due 2036 in exchange for a maximum of $250,000,000 aggregate principal amount of American Medical Systems Holdings, Inc.’s 3.75% Convertible Senior Subordinated Notes due 2041 that may be issued in the exchange offer.

**	The amount of the filing fee calculated in accordance with Rule 0-11(a)(2) of the Securities Exchange Act of 1934, as amended, by multiplying .0000558 by the aggregate transaction value.

☑	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $13,950

Form or Registration No.: Form S-4

Filing Party: AMERICAN MEDICAL SYSTEMS HOLDINGS, INC.

Date Filed: August 14, 2009

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.

☑	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

SCHEDULE TO

This Amendment No. 1 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO (as amended, the “Schedule TO”) initially filed with the Securities and Exchange Commission (the “SEC”) on August 14, 2009. The Schedule TO relates to an offer by American Medical Systems Holdings, Inc., a Delaware corporation (the “Company”). Upon the terms and subject to the conditions set forth in the prospectus (the “Prospectus”), which forms a part of the registration statement initially filed on August 14, 2009 with the SEC on Form S-4 (the “Registration Statement”) and the related Letter of Transmittal, the Company is offering to exchange $1,000 principal amount of its newly issued 3.75% Convertible Senior Subordinated Notes due 2041 (the “2041 Notes”) for each $1,000 principal amount of the Company’s 3.25% Convertible Senior Subordinated Notes due 2036 (the “2036 Notes”), provided that the maximum aggregate principal amount of 2036 Notes that the Company will accept is $250,000,000. In the event that more than $250,000,000 aggregate principal amount of 2036 Notes is validly tendered and not validly withdrawn, such notes will be subject to proration as described in the Prospectus under “The Exchange Offer – Maximum exchange amount; proration.”

Pursuant to Rule 12b-15 under the Securities Exchange Act of 1934, this Amendment amends and restates in its entirety the item referenced below, and unaffected items and exhibits are not included herein.

The first sentence of the section of the Prospectus entitled “Forward-looking statements” contains a reference to the Private Securities Litigation Reform Act of 1995. The safe harbor afforded by the Private Securities Litigation Reform Act of 1995 to certain forward-looking statements does not extend to forward-looking statements made by the Company in connection with the Exchange Offer.

Item 10.	Financial Statements.

(a) Financial Information.

The ratios of earnings to fixed charges included in the Prospectus under the heading “Ratio of earnings to fixed charges” are incorporated herein by reference. In addition, the financial statements and other information set forth (i) in the Company’s Current Report on Form 8-K filed August 4, 2009 (Item 8.01 and Item 9.01) and (ii) in Part I, Item I of the Company’s Quarterly Report on Form 10-Q for the fiscal quarter ended July 4, 2009 are, in each case, incorporated by reference herein and may be accessed electronically on the SEC’s website at http://www.sec.gov.

The book value per share of the Company’s common stock as of July 4, 2009 is $6.31. The Company calculated book value per share as total assets minus total liabilities as of July 4, 2009, divided by the number of shares of common stock outstanding at July 4, 2009.

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

AMERICAN MEDICAL SYSTEMS HOLDINGS, INC.

By:	/s/ Anthony P. Bihl, III
	Name:	Anthony P. Bihl, III
	Title:	President and Chief Executive Officer

Date: August 19, 2009